UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

 1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE

This Form 6-K/A is being filed solely to incorporate by reference Exhibits 99.1 and 99.2 to this Form 6-K dated November 13, 2020 into the registrant’s Registration Statements on Form F-3 (File No. 333-224694, File No. 333-227016, and File No. 333-249655) and Form S-8 (File No. 333-233019). Accordingly, such exhibits shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-224694, File No. 333-227016 and File No. 333-249655) and Form S-8 (File No. 333-233019) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

Date: November 23, 2020

EXHIBIT INDEX

Exhibit Number	Description
99.1*	Interim Condensed Financial Statements (Unaudited) (IFRS) as of and for the three and nine months ended September 30, 2020
99.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3*	Press Release dated November 13, 2020
*Previously filed